Exhibit 99.1

REPORT UNDER SECTIONS 189.1.2 AND 189.1.3. OF

THE REGULATIONS UNDER THE SECURITIES ACT (QUEBEC)

1.             Name and address of the offeree company:

Not applicable.

2.             Name and address of offeror:

Penn West Energy Trust (the “Trust”)

Suite 2200, 425-1st Street S.W.

Calgary, Alberta T2P 3L8

3.             Designation of securities that are subject to the bid:

7.2% Convertible Unsecured Subordinated Debentures (the “Debentures”).

4.             Date of the bid:

January 29, 2008

5.             The maximum number of securities of the class subject to the bid which is sought by the offeror:

Bid is for the entire aggregate principal amount of Debentures outstanding, being $50,000,000.

6.             The value, in Canadian dollars, of the consideration offered per security

The Trust will purchase all tendered Debentures at the purchase price in cash equal to 101% of the principal amount, so that for each $1,000 principal amount of Debentures validly tendered, the debentureholder will receive $1,010 in cash, plus any accrued and unpaid interest up to, but excluding, the payment date.

7.             The fee payable in respect of the bid, as calculated under sections 271.4(1):

The Securities Act (Québec) requires payment of 0.02% x 25% x consideration offered in Canada for the securities which are the subject of the bid. Based on this calculation the fee payable is 0.02% x 25% x $51,447,000 which equals $2,572.35.

DATED at Calgary, Alberta as of the 30th day of January, 2008.

PENN WEST ENERGY TRUST, by Penn West Petroleum Ltd.

Per:	(signed) “Brian D. Evans”
Brian D. Evans
Senior Vice President, General Counsel and Corporate Secretary of Penn West Petroleum Ltd.